SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 000-28996

ELBIT IMAGING LTD.
(Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X                  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___           No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1    Notice, dated July 16, 2008

99.2    Notice, dated July 16, 2008

99.3    Notice, dated July 16, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ELBIT IMAGING LTD.
                                            (Registrant)

Date: July 17, 2008                                    By: /s/ Shimon Yitzhaki
                                             Name: Shimon Yitzhaki
                                             Title:   President

EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

99.1        Notice, dated July 16, 2008

99.2        Notice, dated July 16, 2008

99.3        Notice, dated July 16, 2008